UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026 (Report No. 2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On October 16, 2026 (the “Effective Date”), Wearable Devices Ltd. (the “Company”) entered into a Commercial Collaboration and Data License Agreement (the “Agreement”) with Cord Technologies, Inc. (“Encord”), pursuant to which Encord may purchase from the Company Mudra Pro and Mudra Ultimate wristband devices (the “Devices”) and use them to collect, process, analyze, and commercialize certain raw sensor data generated by the Devices (the “Data”) and thereafter generate outputs created through the processing of such Data (the “Processing Outputs”), in accordance with applicable laws.

Subject to the terms of the Agreement, Encord and its affiliates received a perpetual, worldwide, non-exclusive license to use the Data generated during the term of the Agreement to create and exploit Processing Outputs. The Agreement has an initial term of one year and automatically renews for successive one-year periods unless a party provides at least 60 calendar days’ written notice of non-renewal before the end of the then-current term.

Under the Agreement, Encord may submit purchase orders for Devices to the Company. The price-per-unit may change based on the number of Devices ordered. In addition, Encord will pay the Company a per-hour revenue share for qualifying data collected using the Devices. The Agreement does not impose a fixed minimum revenue commitment or minimum data-collection volume.

The Agreement provides for limited, conditional mutual exclusivity for 12 months from the Effective Date, unless earlier suspended, reduced, or terminated in accordance with its terms.

Attached hereto as Exhibit 99.1 and incorporated herein is the Company’s press release in connection with the entry into the Agreement issued on October 22, 2026, titled “Wearable Devices and Encord Sign Strategic Collaboration Agreement to Advance Neural-Enhanced Data for Physical AI.”

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the anticipated product orders under the Agreement and anticipated revenue under the Agreement. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 12, 2026. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

The paragraphs above are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-274841, 333-295793 and 333-298593) and Form S-8 (File No. 333-291857, 333-290148, 333-284010, 333-269869, 333-274343, 333-293968, and 333-298987), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

99.1	Press Release issued by Wearable Devices Ltd. on October 22, 2026, titled “Wearable Devices and Encord Sign Strategic Collaboration Agreement to Advance Neural-Enhanced Data for Physical AI.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: October 22, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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